SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2948

VIA EDGAR

December 9, 2013

Re:	Acceleration Request for ARAMARK Holdings Corporation

Registration Statement on Form S-1 (File No. 333-191057)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, ARAMARK Holdings Corporation, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., EST on December 11, 2013, or as soon as practicable thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

Please do not hesitate to call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

ARAMARK Holdings Corporation

ARAMARK Tower

1101 Market Street

Philadelphia, PA 19107

December 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Susan Block

Re:	ARAMARK Holdings Corporation

Registration Statement on Form S-1

File No. 333-191057

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ARAMARK Holdings Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EST on December 11, 2013, or as soon as possible thereafter. In this regard, the Registrant is aware of its obligations under the Act. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Joseph H. Kaufman at Simpson Thacher & Bartlett LLP, at (212) 455-2948.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ARAMARK Holdings Corporation

By:	/s/ Stephen R. Reynolds
Name:	Stephen R. Reynolds
Title:	Executive Vice President, General Counsel and Secretary

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

As representatives of the several Underwriters

c/o Goldman, Sachs & Co.

200 West Street

New York, New York 10282

VIA EDGAR

December 9, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ARAMARK Holdings Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-191057)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m. EST on December 11, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 2, 2013, through the date hereof:

Preliminary Prospectus dated December 2, 2013:

8,223 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John B. Pilant
Name: John B. Pilant
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Ken Pott
Name: Ken Pott
Title: Managing Director

[Signature Page to Acceleration Request by Underwriters]